FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

            For the month of September 1, 2006 to September 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Dated: October 30, 2006



.........................................
(Signed by)
 P M SMYTH
Chief Executive


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


            For the month of September 1, 2006 to September 30, 2006

655      Konang-3, Drilling Update
656      Konang-3, Drilling Update
657      Konang-3, Drilling Update

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com

September 11, 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                                  DRILL RESULTS

CityView has been advised by the Operator, Medco Energi that the drilling of Konang-3 well has reached a depth of 2776 feet. The target depth is 4,920 feet. CityView is free carried through the drilling of Konang-3.

Konang-3 is being drilled in the Madura Block on Madura Island near the city of Surabaya where there is a ready market for oil and gas. The Block covers an area of 674,100 acres. A number of large fields have been discovered in the vicinity and it is these same producing trends which are being examined at Madura.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com
September 15, 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                                  DRILL RESULTS

CityView has been advised by the Operator, Medco Energi that the drilling of Konang-3 well has reached a depth of 2791 feet and cementing is in progress. CityView is free carried through the drilling: US$3.15 million has been spent by other parties on the well to date.

Konang-3 is being drilled in the Madura Block on Madura Island. Attached is a map of the Konang structure.




attch.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com
September 26, 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000


                            KONANG-3, DRILLING UPDATE

Since the Company's last report on September 15, 2006 the Konang-3 well was drilled to a depth of 2,791 feet where it has unfortunately struck technical difficulty.

Preparations are underway to plug and abandon the well and the drilling of a twin well is being considered.

CityView is free carried through the drilling of Konang-3.

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       INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION
                                    ("ASIC")


            For the month of September 1, 2006 to September 31, 2006

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION